Exhibit (a)(9)

                                  Cirrus Logic
                          Stock Option Exchange Program

|X| The Board of Directors has approved a voluntary stock option cancel & reissue program, also known as a stock option exchange program:

     o Allows employees to cancel certain outstanding stock options in exchange for a new option to purchase shares, at an exchange rate of 1 share for 0.75 share.

     o The date and strike price of the new option grant will be no less than 6 months plus 1 day following the cancellation date of the original options (required by accounting rules).

|X| Stock options issued under 4 plans will be included in the program and, if you elect to participate, you must turn in all of your outstanding options in these plans. These plans include:

     o    Cirrus Logic 2002 Stock Option Plan
     o    Cirrus Logic 1996 Stock Option Plan
     o    ShareWave 1996 Flexible Stock Incentive Plan
     o    Stream Machine 2001 Stock Plan

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                                  Cirrus Logic
                          Stock Option Exchange Program

|X| The other stock option plans are not part of this program, so any grants you have under these plans are not affected.

|X| We will send by email more details of this program, and you will receive detailed information at home with instructions, a list of your option grants that you can exchange, and critical dates.
     Please read these materials carefully before deciding to participate.
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|X|  We are targeting a cancellation date of late December, subject to review by the SEC

|X| Informational meetings providing further information will be held in Texas, California, and Colorado locations, with dial-in access for remotely located employees.